UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,931(1)
	8.	Shared Voting Power 1,044,968(2)
	9.	Sole Dispositive Power 14,931(1)
	10.	Shared Dispositive Power 1,044,968(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,938(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.36%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) up to 423 shares of common stock, par value $0.001 (“Common Stock”), of Agrify Corporation (the “Issuer”) issuable upon exercise of stock options held by Mr. Chang that are exercisable within 60 days of the date hereof, and (ii) up to 14,508 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Chang within 60 days of the date hereof. Does not include 8,009 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang under the Agrify Corporation 2022 Omnibus Equity Incentive Plan, as amended (the “Plan”). The Reporting Person entered into that certain Purchase Agreement (the “Purchase Agreement”), dated November 5, 2024, with RSLGH, LLC (the “Investor”), and the other parties thereto. In the event the Reporting Person holds any restricted stock units (“Restricted Stock”) or stock options (“Stock Options”) of the Issuer granted under any equity incentive plan of the Issuer or otherwise (the “Equity Awards” and the common stock of the Issuer underlying such Equity Awards, the “Award Stock”), such Seller agreed to the following: (i) to promptly transfer the Award Stock to Investor promptly upon receipt of such Award Stock, (ii) to not sell, assign, encumber or in any other way transfer any of the Award Stock except to Investor, and (iii) to not exercise any Stock Options unless in connection with transferring the resulting Award Stock to Issuer with the consent of Issuer. Sellers agreed that the Purchase Price (as defined in the Purchase Agreement) constitutes in part consideration for the Award Stock and no further consideration from Issuer shall be paid in exchange for the Award Stock.

(2)

Consists of (i) 43 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, (ii) options to purchase 13 shares of Common Stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof, (iii) 4,825 restricted stock units that held by Raymond Chang Jr. that may vest or settle within 60 days of the date hereof, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (v) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of that certain Junior Secured Convertible Promissory Note (“Junior Note”) due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation, issuable upon vesting and settlement of restricted stock units held by Mr. Chang within 60 days of the date hereof. Does not include 2,184 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Raymond Chang, Jr., under the Plan. The Reporting Person entered into the Purchase Agreement. In the event the Reporting Person holds any Award Stock, such Seller agreed to the following: (i) to promptly transfer the Award Stock to the Investor promptly upon receipt of such Award Stock, (ii) to not sell, assign, encumber or in any other way transfer any of the Award Stock except to Investor, and (iii) to not exercise any Stock Options unless in connection with transferring the resulting Award Stock to Issuer with the consent of Issuer. Sellers agree that the Purchase Price constitutes in part consideration for the Award Stock and no further consideration from Issuer shall be paid in exchange for the Award Stock.

Mr. Chang disclaims beneficial ownership with respect to the shares held by NXT3J, the shares entitled to CP Acquisitions upon conversion of its Convertible Note, and the options and shares held by Raymond Chang Jr., in each case except to the extent of his pecuniary interest therein.

(3)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024, plus the shares of Common Stock issuable upon exercise of options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations, plus the shares of Common Stock issuable upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 43(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 43 shares of Common Stock held by NXT3J.

(2)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 919,407(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 919,407(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,407(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.84%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (ii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the Junior Note due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)

Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons GIC Acquisition LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,838(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) up to 13 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof and (ii) 4,825 restricted stock units that held by Raymond Chang Jr. that may vest or settle within 60 days of the date hereof. Does not include 2,184 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of October 9, 2024 granted to Mr. Chang, Jr. under the Plan.

(2)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024, plus 13 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Chinwei Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 10 to the statement on Schedule 13D (“Amendment No. 10”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on December 30, 2022, as amended by that certain Amendment No. 1 filed on October 31, 2023, Amendment No. 2 filed on January 29, 2024, Amendment No. 3 filed on March 1, 2024, Amendment No. 4 filed on March 29, 2024, Amendment No. 5 filed on May 23, 2024, Amendment No. 6 filed on August 6, 2024, Amendment No. 7, filed on August 16, 2024, Amendment No. 8 filed on September 4, 2024, and Amendment No. 9 filed on October 24, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of Agrify Corporation (“Issuer”) beneficially owned by Raymond Nobu Chang (“Mr. Chang”), RTC3 2020 Irrevocable Trust (“RTC3”), NXT3J Capital, LLC (“NXT3J”), CP Acquisitions, LLC (“CP Acquisitions”), GIC Acquisition LLC (“GIC Acquisition”), Raymond Chang Jr. and Chinwei Wang (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 10 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Transactions with Investor

RSLGH, LLC (the “Investor”), a subsidiary of Green Thumb Industries Inc. (“Green Thumb”), entered into that certain Purchase Agreement (the “Purchase Agreement”), dated November 5, 2024, with Mr. Chang (individually, and as the representative of the Sellers (as defined herein)), Chinwei Wang, Ms. Chan, CP Acquisitions, GIC, RTC, M Zion Capital, LLC, M Olivet Capital, LLC and M Cannan Capital, LLC (collectively, the “Sellers”) to purchase Common Stock and warrants to purchase Common Stock held by the Sellers (collectively, the “Sellers Equity”). In particular, with respect to the Reporting Persons entered into stock powers and common stock warrant assignment forms to dispose of each of the following:

1.	Mr. Chang, individually, transferred 38 shares of Common Stock to Investor;

2.	Chinwei Wang, individually, transferred 105,263 shares of Common Stock to Investor;

3.	RTC transferred 382,658 shares of Common Stock to Investor;

4.	CP Acquisitions assigned warrants to purchase 5,069,162 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation, to Investor;

5.	GIC assigned pre-funded warrants to purchase 1,085,123 shares of Common Stock held by GIC that are exercisable within 60 days of the date hereof, as amended by that certain Amendment to Pre-Funded Common Stock Purchase Warrant, dated August 28, 2024, by and between Issuer and GIC, and subject to a 49.99% beneficial ownership limitation; and

6.	RTC assigned warrants to purchase 15,385 shares of Common Stock held by RTC that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation, to Investor.

In exchange for the Sellers Equity, subject to the other terms and conditions in the Purchase Agreement, Investor shall pay Sellers $18,280,000.00 (the “Purchase Price”), comprised of a combination of cash and subordinate voting shares of Green Thumb (the “Share Consideration”) as payment, in three tranches. The second tranche is subject to other future contingencies, after which the Reporting Persons expect to cease to be Reporting Persons.

In the event any Seller holds any restricted stock units (“Restricted Stock”) or stock options (“Stock Options”) of the Issuer granted under any equity incentive plan of the Issuer or otherwise (the “Equity Awards” and the common stock of the Issuer underlying such Equity Awards, the “Award Stock”), such Seller agreed to the following: (i) to promptly transfer the Award Stock to Investor promptly upon receipt of such Award Stock, (ii) to not sell, assign, encumber or in any other way transfer any of the Award Stock except to Investor, and (iii) to not exercise any Stock Options unless in connection with transferring the resulting Award Stock to Issuer with the consent of Issuer. Sellers agree that the Purchase Price constitutes in part consideration for the Award Stock and no further consideration from Issuer shall be paid in exchange for the Award Stock.

The Purchase Agreement includes customary indemnification, limitations of liability, and representations and warranties. No price per share was associated with these disposals of the Sellers Equity.

The foregoing summary of the Purchase Agreement does not purport to be complete.

Resignation of Director and Chief Executive Officer

On November 5, 2024, immediately following the execution of the Purchase Agreement, Mr. Chang resigned as a member of the Board of Directors (the “Board”) of the Issuer and any subsidiaries and as President and Chief Executive Officer of the Issuer, and I-Tseng Jenny Chan (“Ms. Chan”) resigned as a member of the Board.

Severance Agreement

On November 5, 2024, in connection with Mr. Chang’s transactions with the Investor and his resignation as Chairman and Chief Executive Officer, the Issuer entered into a Severance Agreement with Mr. Chang (the “Severance Agreement”). Pursuant to the Severance Agreement, Mr. Chang will be entitled to severance payments with an aggregate amount of $1.0 million payable through February 1, 2027. Mr. Chang will also be entitled to COBRA reimbursement payments through February 1, 2027 or through the last date in which he is eligible for COBRA. The Severance Agreement includes a customary release of claims by Mr. Chang in favor of the Issuer.

The foregoing summary of the Severance Agreement does not purport to be complete, and is qualified in its entirety by reference to a copy of the Severance Agreement that is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2024, which is attached as exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Purchase Agreement or Severance Agreement, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Severance Agreement, dated November 5, 2024, between Agrify Corporation and Raymond Chang (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on November 6, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

CP Acquisitions, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

GIC Acquisition LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.

Chinwei Wang

/s/ Chinwei Wang
Name:	Chinwei Wang